EXHIBIT 99.1

Huize Holding Limited Announces Termination of Acquisition of Shengs Life & General

SHENZHEN, China, Jan. 14, 2022 (GLOBE NEWSWIRE) -- Huize Holding Limited, (“Huize” or the “Company”) (NASDAQ: HUIZ), a leading digital insurance product and service platform for new generation consumers in China, today announced that it has notified Hubei Shengs Life & General Insurance Agency Co., Ltd. (“Shengs Life & General”) and its shareholders of the termination of the previously announced acquisition of a controlling equity interest in Shengs Life & General (the “Acquisition”). Pursuant to the transaction documents of the Acquisition, the Company is exercising its right to terminate the Acquisition with ten working days prior notice due to delays in the closing. The termination of the Acquisition will become effective on January 28, 2022. The Company will not incur any termination fees in connection with the termination of the Acquisition.

As previously announced, on September 24, 2021, the Company, through Shenzhen Zhixuan Wealth Investment Management Co., Ltd., a wholly-owned subsidiary of the Company’s consolidated variable interest entity, entered into a definitive agreement to acquire a controlling equity interest in Shengs Life & General.

About Huize Holding Limited

Huize Holding Limited is a leading digital insurance product and service platform for new generation consumers in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting, and assistance in claim application and settlement, which significantly improve transaction experience.

For investor and media inquiries, please contact:

Investor Relations
Harriet Hu
Investor Relations Director
+852 3180 9207
investor@huize.com

Media Relations
mediacenter@huize.com

Christensen
In China
Ms. Jasmine Zhu
Phone: +852 2117 0861
Email: jasminezhu@christensenir.com

In U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com